Exhibit 99.4

SUPPLEMENT DATED JANUARY 5, 2012

TO PROXY STATEMENT DATED NOVEMBER 25, 2011

FREESEAS INC.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

NOTICE OF ADJOURNED ANNUAL MEETING OF SHAREHOLDERS

TO BE RECONVENED ON JANUARY 31, 2012

To the Shareholders of FreeSeas Inc.:

This Supplement dated January 5, 2012 to the Proxy Statement dated November 25, 2011 is being provided in connection with the 2011 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”). The Annual Meeting, which was scheduled for Friday, December 30, 2011, was adjourned for lack of quorum and will be reconvened on Tuesday, January 31, 2012 at One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, at 17:00 Greek time/10:00 am Eastern Standard Time. The purposes of the Annual Meeting remain as follows:

1.	To elect two directors of the Company to serve until the 2014 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2011; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The record date chosen by our Board of Directors for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof, November 21, 2011, will not be changed. Therefore, holders of our shares of common stock as of November 21, 2011 will continue to be entitled to vote at the Annual Meeting.

If you have already voted, you do not have to resubmit a proxy card. If you have not yet voted, please sign, date and return the proxy card enclosed with the original Proxy Statement in the pre-addressed envelope provided for that purpose as promptly as possible, whether you plan to be present at the Annual Meeting or not. If you need a replacement proxy card, please contact the Company. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Maria Badekas

Secretary

Athens, Greece

January 5, 2012

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the proxy card enclosed with the original Proxy Statement as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.

SUPPLEMENT DATED JANUARY 5, 2012

TO

PROXY STATEMENT DATED NOVEMBER 25, 2011

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE RECONVENED ON JANUARY 31, 2012

TIME, DATE AND PLACE OF ANNUAL MEETING

This Supplement dated January 5, 2012 to the Proxy Statement dated November 25, 2011 (the “Proxy Statement Supplement”) is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual 2011 Meeting of Shareholders (the “Annual Meeting”), and at any adjournments or postponements thereof pursuant to the enclosed Notice of Adjourned Annual Meeting. The Annual Meeting was originally scheduled on Friday, December 30, 2011 and was adjourned for lack of quorum. The Annual Meeting will be reconvened at One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, at 17:00 Greek time/10:00 am Eastern Standard Time, on Tuesday, January 31, 2012.

The approximate date this Proxy Statement Supplement is being sent to shareholders is January 6, 2012. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2010, which accompanies this Proxy Statement Supplement. Our offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, and our telephone number is 011-30-210-452-8770.

INFORMATION CONCERNING PROXY

Our Board of Directors is soliciting proxies for voting at the Annual Meeting. If you have already voted, you do not have to resubmit a proxy card. If you have not yet voted, please sign, date and return the proxy card enclosed with the original Proxy Statement as promptly as possible. If you need a replacement proxy card, please contact the Company.

The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement Supplement, the Notice of Adjourned Annual Meeting and the Annual Report, as well as the previously mailed Proxy Statement and proxy card, is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow & Co., LLC a fee of approximately $7,000, plus costs and expenses, relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING

The purposes of the Annual Meeting remain unchanged. At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect two directors of the Company to serve until the 2014 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2011; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for director named below and (b) in favor of all other proposals described in the Notice of Adjourned Annual Meeting. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder’s proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on November 21, 2011 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As permitted by the laws of the Republic of the Marshall Islands, the record date has not changed as a result of the adjournment. As of the record date, there were 6,475,625 shares of our common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. We did not receive sufficient votes, either in person or by proxy, to achieve a quorum by the December 30, 2011 date scheduled for our Annual Meeting, and therefore the Annual Meeting will be reconvened on January 31, 2012.

Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the year ended December 31, 2011 and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

If your shares are held in street name through a bank or broker, your bank or broker may vote your shares under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters,” such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement Supplement. Thus, if you do not vote your shares with respect to this matter your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The election of directors is not considered a “routine matter.” Thus, if you do not vote your shares with respect to this matter, your bank or broker may not vote the shares, and your shares will be left unvoted on the matter.

“Broker non-votes” occur when shares represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the shares will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists provided that the shares have been voted on at least one matter. In tabulating the votes for any particular proposal, shares that constitute broker non-votes or abstentions are not considered shares present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on any of the proposals at this meeting because they will not be counted as votes cast.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the Annual Meeting and have been nominated for reelection as described below. George Kalogeropoulos and Didier Salomon hold office until the 2012 Annual Meeting and Focko Nauta and Keith Bloomfield hold office until the 2013 Annual Meeting.

At the Annual Meeting, two directors will be elected by the shareholders to serve until the 2014 Annual Meeting or until the director’s successor is duly elected and qualified. The form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement Supplement. Management has no reason to believe that either nominee is unable or unwilling to serve if elected. If either nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominees

The persons nominated as directors are as follows:

Name	Age	Position with the Company	Term Expires
Ion G. Varouxakis	40	Director, President and Chief Executive Officer	2011

Dimitris Panagiotopoulos	50	Director	2011

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, S.A., our manager (the “Manager”), the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding the Manager, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

Dimitris Panagiotopoulos joined our Board of Directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTORS.

Management

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position	Term Expires
George Kalogeropoulos	50	Director	2012
Didier Salomon	65	Director	2012
Focko H. Nauta	53	Director	2013
Keith Bloomfield	40	Director	2013
Alexandros Mylonas	37	Chief Financial Officer and Treasurer	—
Maria Badekas	38	Secretary	—

George Kalogeropoulos joined our Board of Directors in December 2010. He has over 30 years of marine transportation experience, holding managerial positions in brokering, chartering, ship management, and operations for large shipping companies in London and Greece. Since 1999, Mr. Kalogeropoulos has served as the Commercial/Chartering Director of a number of affiliates of the Restis Group of Companies. Mr. Kalogeropoulos currently serves on the boards of several companies in the transportation industry, including Swissmarine Corporation Ltd., South African Marine Corp., Safore Pty, and Safbulk Pty Ltd. (“Safbulk”). He is a member of the Hellenic Shipbrokers Association.

Didier Salomon joined our Board of Directors in 2008. He spent fifteen years as head of global shipping at BNP Paribas overseeing a $10 billion shipping portfolio and managing an international team of approximately 65 professionals. Prior to that, he held similar positions at Banque Louis-Dreyfus, Banque Bruxelles Lambert and Credit Naval. In late 2009, he established Shipadvise, a French company focusing on advisory and consultancy in shipping. Mr. Salomon holds a diploma in political science (Sciences Po Paris), a master degree in law (Paris Assas) and a post graduate diploma in banking (Centre d’Etudes Superieures de Banque). For many years he has been a lecturer on the economy and capital markets at the Conservatoire des Arts et Metiers in Paris.

Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated cum laude with a B.A. in History from Tulane University.

Alexandros Mylonas is our Chief Financial Officer and joined us in October 2009. In addition, he has served as our Treasurer since December 2010. Prior to joining FreeSeas, Mr. Mylonas was the Banking Executive of Cardiff Marine Inc., a ship management company managing a fleet of tankers and drybulk carriers including the fleet of DryShips Inc., a company listed on the NASDAQ Global Select Market. From 2005 to 2008, Mr. Mylonas was an Account Manager with the Global Shipping Group of Fortis Bank, an international shipping bank. From 2002 to 2005, Mr. Mylonas was an Investment Associate with NBG Venture Capital, a private equity firm investing in Southeast Europe. Mr. Mylonas holds an MBA in Finance and Supply Chain Management from Michigan State University and a Bachelor of Business Administration from University of Macedonia in Thessaloniki.

Maria Badekas holds a Bachelor in English and European Laws from Essex University (UK) and a Master of Law from University of Cambridge (UK). From 2001 to 2003, she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Ion G. Varouxakis serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Varouxakis is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the years ended December 31, 2010 and 2011, our Board of Directors held eight and six meetings, respectively. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend the Annual Meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Nauta, Salomon and Panagiotopoulos, each of whom is an independent director. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the Securities and Exchange Commission (“SEC”) rules and the current listing standards of the NASDAQ Stock Market. The audit committee met six times and five times during the years ended December 31, 2010 and 2011, respectively.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the NASDAQ Stock Market and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. The compensation committee met once during the year ended December 31, 2010 and did not meet during the year ended December 31, 2011. Currently, we do not pay cash compensation to our executive officers. We have entered into a services agreement with the Manager, pursuant to which it provides us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee did not meet independently during either of the years ended December 31, 2010 or 2011 but instead considered the nominees for re-election at the Annual Meeting along with the full Board.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate’s experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Salomon and Bloomfield, each of whom is an independent director. The corporate governance committee is responsible for ensuring that we maintain appropriate governance standards. The corporate governance committee did not meet during the years ended December 31, 2010 or 2011.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements, including the requirement that our Board be composed of a majority of independent directors. Nevertheless, the Board of Directors has evaluated whether each of Messrs. Nauta, Salomon, Panagiotopoulos, and Bloomfield is an “independent director” within the meaning of the listing rules of the NASDAQ Stock Market. The NASDAQ Stock Market independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Manager

All of our vessels receive management services from the “Manager, pursuant to ship management agreements between each of our ship-owning subsidiaries and the Manager.

On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with the Manager for the provision of management services to our two newbuilding vessels we have under contract.

Each of our ship-owning subsidiaries pays, as per its management agreement with the Manager, a monthly technical management fee of $16,500 (on the basis that the dollar/Euro exchange rate is 1.30 or lower; if on the first business day of each month the dollar/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in U.S. dollars will be the equivalent in Euros based on a 1.30 dollar/Euro exchange rate) plus a fee of $400 per day for superintendant attendance and other direct expenses. Effective June 1, 2011, the monthly technical management fee increased to $18,975.

We also pay the Manager a fee equal to 1.25% of the gross freight or hire from the employment of our vessels. The Manager has subcontracted the charter and post charter management of our vessels and pays the 1.25% of the gross freight or hire from the employment of our vessels to Safbulk, an entity affiliated with the Restis family, one of our major shareholders. In addition, we pay a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by us with the assistance of the Manager. In this respect, we paid the Manager $32,000 relating to the sale of M/V Free Destiny and $488,000 relating to the signing of shipbuilding contracts for the construction of two Handysize vessels in 2010 and $110,000 relating to the acquisition of M/V Free Neptune in 2009. In addition, we have incurred commission expense relating to our commercial agreement with the Manager amounting to $728,000, $752,000 and $866,000 for the years ended December 31, 2010, 2009 and 2008, respectively, which amounts are included in “Commissions” in our consolidated statements of operations in the accompanying Annual Report.

We pay, pursuant to our amended and restated services agreement with the Manager, a monthly fee of $118,500 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the services fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euros based on a 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures, and general administrative and management services, plus expenses. Effective June 1, 2011, the monthly fee increased to $136,275. The Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. The termination fee as of December 31, 2010 would have been $100,298,000.

Fees and expenses charged by the Manager are included in our financial statements in the accompanying Annual Report in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessels,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the years ended December 31, 2010, 2009 and 2008 amounted to $3,826,000 ($1,978,000 of management fees, $1,439,000 of services fees, $178,000 of superintendent fees, $117,000 for other expenses and $114,000 for management fees and supervision expenses for vessels under construction), $3,245,000 ($1,874,000 of management fees, $1,313,000 of services fees and $58,000 of superintendent fees), and $2,634,000 ($1,655,000 of management fees, $679,000 of services fees and $300,000 of partial contribution for the refurbishment of the office space used by us), respectively.

On December 31, 2009, we granted 84,000 restricted shares to certain of the Manager’s employees, vesting in December 2012, pursuant to our equity incentive plan. The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in our consolidated statements of operations in the accompanying Annual Report. In addition, in December 2010 and 2009, a bonus of $400,000 and $200,000, respectively, was granted to the Manager, which is included in “General and administrative expenses” in our consolidated financial statements in the accompanying Annual Report.

The balance due from the Manager as of December 31, 2010 and December 31, 2009 was $1,285,000 and $1,410,000, respectively. The amount paid to the Manager for office space during the year ended December 31, 2010, 2009 and 2008 was $204,000, $197,000 and $206,000, respectively, and is included in “General and administrative expenses” in our consolidated statements of operations in the accompanying Annual Report.

First Business Bank (FBB)

We received from FBB, in which Ion G. Varouxakis, our Chairman, Chief Executive Officer and President, owns a minority interest, and in which members of the Restis family hold a substantial interest, a loan of $26,250,000 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008. On December 15, 2009, we reached an agreement for a new secured term loan of $27,750,000 from FBB to refinance the then-outstanding loan balance of $21,750,000 and to receive additional liquidity of up to $6,000,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2010 was $25,750,000. Interest charged under the loan facility for the years ended December 31, 2010, 2009 and 2008 amounted to $893,000, $629,000 and $874,000, respectively, and is included in the interest and finance cost in our consolidated statements of operations in the accompanying Annual Report.

Other Related Parties

We, through the Manager and Safbulk, use, from time to time, a ship-brokering firm associated with family members of Ion G. Varouxakis, our Chairman, Chief Executive Officer and President, for certain of the charters of our fleet. During the year ended December 31, 2010, 2009 and 2008, such ship-brokering firm charged us commissions of $175,000, $48,000 and $112,000, respectively, which are included in “Commissions” in our consolidated statements of operations in the accompanying Annual Report. The balance due to the ship-brokering firm as of December 31, 2010 and December 31, 2009 was $98,000 and $18,000, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the record date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Ion G. Varouxakis (3)	542,940	8.4%
Alexandros Mylonas	50,000	*
George Kalogeropoulos	400	*
Didier Salomon	2,000	*
Focko Nauta	7,000	*
Dimitris Panagiotopoulos	6,000	*
Keith Bloomfield	—	*
Maria Badekas	—	*
All directors and executive officers as a group (eight persons) (4)	608,340	9.4%
FS Holdings Limited (5) 11 Posiedonos Avenue 16777 Elliniko Athens, Greece	648,120	10.0%

*	Less than 1%.
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 6,475,625 shares of common stock outstanding as of the record date.
(3)	Reflects 502,940 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis, and 3,334 shares underlying warrants owned by The Mida’s Touch. Does not include 8,000 shares owned of record by V Estates S.A., which is controlled by his father, or 6,120 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.
(4)	Includes 50,000 restricted shares, which do not vest until December 31, 2013.
(5)	Reflects 561,757 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 86,363 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis family.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

The total gross cash compensation paid in 2010 to our directors was $194,000. Effective January 1, 2010, if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Directors received no equity compensation in 2010.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer and our Chief Financial Officer. Instead, the Company has entered into an amended and restated services agreement with the Manager, pursuant to which the Company pays the Manager a monthly fee of $118,500 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s Chief Executive Officer and Chief Financial Officer, plus expenses. Management received no equity compensation in 2010. Effective June 1, 2011, the monthly fee increased to $136,275.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer or our Chief Financial Officer. Instead, their services are provided pursuant to the terms of an amended and restated services agreement with the Manager. Pursuant to the terms of this services agreement, we pay the Manager a monthly fee of $118,500 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. Effective June 1, 2011, the monthly fee increased to $136,275. The Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. See “Certain Relationships and Related Transactions—Manager.”

In determining the amount to be paid to the Manager under the services agreement, our Board of Directors considers the costs incurred and expected to be incurred by the Manager in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of the Manager restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of the Manager, the results of the Company’s operations for the year, and the contribution of the Board, management and the Manager to the Company’s results. Upon consideration of the foregoing, the Board did not grant any equity awards in 2010.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement Supplement.

THE COMPENSATION COMMITTEE

/s/ Dimitris Panagiotopoulos

/s/ Keith Bloomfield

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants, S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from Ernst & Young (Hellas) Certified Auditors-Accountants, S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants, S.A. their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2010, for filing with the SEC.

THE AUDIT COMMITTEE

/s/ Focko Nauta

/s/ Didier Salomon

/s/ Dimitris Panagiotopoulos

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	2009	2010
Audit fees (1)	$704,000	$464,000
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$704,000	$464,000

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2009 and 2010, which include for 2009 fees for professional services related to the filing of our prospectus supplement to the Company’s previously filed shelf registration statement which we used for our July 2009 follow-on offering and fees that relate to the Company’s filing on October 22, 2009 with the U.S. Securities and Exchange Commission of the registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

PROPOSAL 2: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company’s Board of Directors has selected Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

Shareholder approval is not required for the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., because the audit committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if the shareholders do not ratify this appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this the Proxy Statement Supplement and accompanying Annual Report, and the previously delivered Proxy Statement and proxy card, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

INFORMATION CONCERNING SHAREHOLDER PROPOSALS

Pursuant to the Company’s Amended and Restated Bylaws and Rule 14a-8(e) promulgated by the SEC, a shareholder intending to present a proposal to be included in our Proxy Statement for our 2012 Annual Meeting of Shareholders must deliver a proposal in writing to our principal executive offices no earlier than June 9, 2012 and no later than August 8, 2012.

By Order of the Board of Directors,

Maria Badekas, Secretary

Athens, Greece

January 5, 2012